





恒基兆業發展有限公司
HENDERSON INVESTMENT LIMITED

Our Ref.: HASE/TL/HI/05297

08000530

17th January, 2008

SUPPL

Securities & Exchange Commission,
Office of the Int'l Corp. Finance,
Room 3094, Stop 3-6,
450 Fifth Avenue,
Washington, D.C. 20549,
U.S.A.

Dear Sirs,

Re: Group Reorganisation of Henderson Land Development Company Limited's Interests in The Hong Kong and China Gas Company Limited; Very Substantial Disposal and Connected Transaction; Proposed Reduction of Share Premium Account; and Further Distribution

We enclose for your information a copy of the Company's announcement on 16th January, 2008 in relation to the subject matter, which is published on the websites of the Hong Kong Exchanges and Clearing Limited and the Company.

Yours faithfully,

PROCESSED
FEB 06 2008
THOMSON
FINANCIAL

Timon Liu
Company Secretary

Encl.

TL/pm

香港中環金融街八號國際金融中心二期七十一至七十六樓
71-76/F, Two International Finance Centre, 8 Finance Street, Central, Hong Kong
電話 Tel: (852) 2908 8888 • 傳真 Fax: (852) 2908 8838 • 網址 Website: www.hld.com



HENDERSON INVESTMENT LIMITED
Incorporated in Hong Kong with limited liability
(Stock Code : 97)

GROUP REORGANISATION OF HENDERSON LAND DEVELOPMENT COMPANY LIMITED'S INTERESTS IN THE HONG KONG AND CHINA GAS COMPANY LIMITED

VERY SUBSTANTIAL DISPOSAL AND CONNECTED TRANSACTION

PROPOSED REDUCTION OF SHARE PREMIUM ACCOUNT

FURTHER DISTRIBUTION

The Board is pleased to announce that on 16 January 2008, the Court made an order confirming the Share Premium Reduction.

Reference is made to the joint announcement dated 2 October 2007 of Henderson Land Development Company Limited ("**HLD**") and Henderson Investment Limited (the "**Company**"), the circular dated 20 October 2007 of the Company (the "**Circular**"), the joint announcement dated 7 November 2007 of HLD and the Company, the supplementary circular dated 14 November 2007 of the Company (the "**Supplementary Circular**", together with the Circular, the "**Circulars**") and the announcements of the Company dated 7 December 2007 and 27 December 2007 respectively. Unless otherwise defined herein, capitalised terms used in this announcement have the same meanings as those used in the Circulars.

The Board is pleased to announce that on 16 January 2008, the Court made an order (the "**Court Order**") confirming the Share Premium Reduction which was previously approved by a special resolution passed by the Shareholders at the New EGM held on 7 December 2007.

It is expected that the Court Order will be registered by the Registrar of Companies in Hong Kong on 17 January 2008. After due registration of the Court Order, the Further Distribution (i.e. a further cash distribution of HK$1.21 per Share) will be made to the Shareholders whose names appear on the register of members of the Company on Wednesday, 23 January 2008. Cheques for cash payments pursuant to the Further Distribution will be despatched on Friday, 25 January 2008.

As previously announced, for the purpose of determination of entitlements to the Further Distribution, the register of members of the Company will be closed on Wednesday, 23 January 2008, on which day no transfer of Shares will be registered. In order to qualify for entitlements to the Further Distribution, all completed transfer forms accompanied by the relevant share certificates must be lodged with the share registrar of the Company, Tricor Standard Limited of 26th Floor, Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong, by not later than 4:00 p.m. on

Tuesday, 22 January 2008. The last day of dealing in the Shares cum-entitlement to the Further Distribution will be Friday, 18 January 2008, and the Shares will then be traded ex-entitlement to the Further Distribution as from Monday, 21 January 2008.

By Order of the Board
Henderson Investment Limited
Timon Liu Cheung Yuen
Company Secretary

Hong Kong, 16 January 2008

As at the date of this announcement, the board of directors of the Company comprises: (1) executive directors: Lee Shau Kee (Chairman), Lee Ka Kit, Colin Lam Ko Yin, Lee Ka Shing, Lee Tat Man, Suen Kwok Lam, Lee King Yue, Eddie Lau Yum Chuen, Li Ning, Patrick Kwok Ping Ho, Augustine Wong Ho Ming and Sit Pak Wing; (2) non-executive directors: Woo Po Shing, Philip Yuen Pak Yiu, Leung Hay Man and Jackson Woo Ka Biu (as alternate to Woo Po Shing); and (3) independent non-executive directors: Gordon Kwong Che Keung, Ko Ping Keung and Wu King Cheong.

END